Press release
For immediate release
November 23 2006

SIGNING OF AN AGREEMENT WITH ELORO RESOURCES LTD. ON THE LA GRANDE NORD PROPERTY

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property (the “Property”), located in the James Bay region of Quebec. The Property comprises three blocks of claims for a total of 31 claims.

Under the terms of the agreement, Eloro has the option to acquire a 50% interest in the Property in return for CA$1 million in exploration work over a 5-year period and option payments totalling CA$50,000 payable, at Eloro’s sole discretion, either in cash or in common shares of Eloro. Eloro will be the operator during the earn-in option period with Virginia having the right to become operator thereafter.

The Property is the host to several polymetallic showings as well as geochemical anomalies (values of up to 11800 ppm Cu in soil). The project is located in the area of the LG-3 reservoir within an unexplored volcanic belt.

The Agreement and any issuance of Eloro common shares is subject to certain conditions precedent, including the receipt of all necessary regulatory and exchange approval, including that of the TSX and TSX Venture Exchanges.

About Eloro Resources Ltd.
Eloro Resources Ltd. is a junior exploration company focused on discovering and developing precious and base metal quality resources in the James Bay District of northern Quebec and the Timmins Camp of northern Ontario. Eloro has 19 gold-copper-silver and uranium properties covering 425 square kilometers in the La Grande and Eastmain Greenstone Belts, proximal to Goldcorp’s Eleonore Gold Prospect.

About Virginia Mines Inc.
Virginia is among the most active mining exploration companies in Quebec with a working capital of $44,634,698 as of August 31, 2006, and 26,373,198 shares issued and outstanding as of October 31, 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events